UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                     BASF AG
-------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    055262505
-------------------------------------------------------------------------------
                                 (CUSIP number)

                                DECEMBER 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

---------------------------------
CUSIP No. 055262505                            13G
---------------------------------



-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ -------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    5,697,899
                             ------ -------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      6,298,858
                             ------ -------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      8,226,980
                             ------ -------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      7,162,230
-------- ----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,389,210
-------- ----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- ----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.5%
-------- ----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- ----------------------------------------------------------------------

ITEM 1(A).     NAME OF ISSUER:

               BASF AG (the "Issuer")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The address of the Issuer's principal executive offices is BASF AG, Carl-Bosch-Strasse 38 Ludwigshafen, 67056, Federal Republic of Germany.


ITEM 2(A).     NAME OF PERSON FILING:

               This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person"). This Schedule 13G/A is filed pursuant to Rule 13d-2(b).

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

ITEM 2(C).     CITIZENSHIP:

               The citizenship of the Reporting Person is set forth on the cover page.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               The title of the securities is Common Stock, which also may include securities held in the form of American Depository Receipts (the "Common Stock").

ITEM 2(E).     CUSIP NUMBER:

               The CUSIP number of the Common Stock is set forth on the cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                 (a) |_| Broker or dealer  registered  under  section  15 of the
                         Act;

                 (b) |_| Bank as defined in section 3(a)(6) of the Act;

                 (c) |_| Insurance Company as defined in section 3(a)(19) of the
                         Act;

                 (d) |_| Investment  Company  registered  under section 8 of the
                         Investment Company Act of 1940;

                 (e) |_| An  investment  adviser in  accordance  with Rule 13d-1
                         (b)(1)(ii)(E);

                 (f) |_| An  employee   benefit  plan,  or  endowment   fund  in
                         accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) |_| A  parent   holding   company  or  control   person  in
                         accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) |_| A savings association as defined in section 3(b) of the
                         Federal Deposit Insurance Act;

                 (i) |_| A church plan that is excluded  from the  definition of
                         an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

ITEM 4.        OWNERSHIP.

               (A)  AMOUNT BENEFICIALLY OWNED:

                    The Reporting  Person owns the amount of the Common Stock as set forth on the cover page.

               (B)  PERCENT OF CLASS:

                    The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

               (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                         The  Reporting  Person  has the  sole  power to vote or
                    direct the vote of the Common Stock as set forth on the cover page.

                   (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                         The  Reporting  Person has the shared  power to vote or
                    direct the vote of the Common Stock as set forth on the cover page.

                  (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                         The  Reporting  Person has the sole power to dispose or
                    direct the disposition of the Common Stock as set forth on the cover page.

                   (IV)  SHARED POWER TO  DISPOSE OR TO  DIRECT THE  DISPOSITION
                         OF:

                         The Reporting Person has the shared power to dispose or
                    direct the disposition of the Common Stock as set forth on the cover page.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Investment management clients of the Reporting Person's subsidiaries have the ultimate right to dividends from Common Stock held on their behalf and the proceeds from the sale of Common Stock held on their behalf.

ITEM 7.        IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               The following are subsidiaries of the Reporting Person which hold Common Stock included in the figures on the cover pages: Morgan Grenfell & Co. Limited, Deutsche Asset Management Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investmentgesellschaft GmbH, Deutsche Asset Management International GmbH, DWS (Austria) Investmentgesellschaft mbH, Deutsche Funds Management Limited, DB Gestion Sociedad Gestora de Institucionez de Inversion Colectiva, Sociedad Anonima, Deutsche Trust Bank Limited, Deutsche Bank International Ltd., Deutsche Bank Luxemburg S.A., Deutsche Securities Ltd., DB Asset, and Deutsche Asset Management SGR SpA.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2001



                                      DEUTSCHE BANK AG



                                      By:   /s/ Christoph Kirschhofer
                                         --------------------------------------
                                         Name:      Christoph Kirschhofer
                                         Title:     Director



                                      By: /s/ Karl-Heinz Baumann
                                         --------------------------------------
                                         Name:      Karl-Heinz Baumann
                                         Title:     Director